FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION STATEMENT NO. 333-109427

PROSPECTUS SUPPLEMENT NO. 3 TO

PROSPECTUS DATED JANUARY 7, 2004

$100,000,000

CV Therapeutics, Inc.

2.0% Senior Subordinated Convertible Debentures Due 2023

This prospectus supplement supersedes and replaces the section entitled “Selling Securityholders” contained in the prospectus of CV Therapeutics, Inc. dated January 7, 2004, prospectus supplement no. 1 dated March 31, 2004 and prospectus supplement no. 2 dated November 18, 2004, and relates to the potential sale from time to time by the selling securityholders identified in this prospectus supplement of up to $100,000,000 aggregate principal amount of our 2.0% Senior Subordinated Convertible Debentures Due 2023 and our shares of common stock issuable upon conversion of the debentures. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated January 7, 2004.

Investing in the debentures and our common stock involves risk. See “ Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 16, 2004

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PROSPECTUS SUPPLEMENT

SELLING SECURITYHOLDERS	S-1

SELLING SECURITYHOLDERS

The debentures were originally issued by us and sold by the initial purchasers of the debentures (1) in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and (2) outside the United States pursuant to Regulation S of the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus supplement and the accompanying prospectus any or all of the debentures and shares of common stock issuable upon conversion of the debentures.

The following table sets forth information, as of December 16, 2004, with respect to the selling securityholders and the principal amounts of debentures beneficially owned by each selling securityholder that may be resold pursuant to this prospectus supplement and the accompanying prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the debentures or the common stock issuable upon conversion of the debentures. Because the selling securityholders may offer all or some portion of the debentures or the common stock, we cannot estimate the amount of the debentures or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act. The percentage of outstanding debentures beneficially owned by each selling securityholder is based on $100 million aggregate principal amount of debentures outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the debentures. The percentage of outstanding common stock beneficially owned by each selling securityholder is based on 33,663,528 shares of common stock outstanding on December 7, 2004. The number of shares of common stock issuable upon conversion of the debentures registered pursuant to this prospectus supplement and the accompanying prospectus is based on a conversion rate of 21.0172 shares of common stock per $1,000 principal amount of debentures and a cash payment in lieu of any fractional share. The maximum principal amount of debentures and shares of common stock issuable upon conversion of the debentures that may be sold under this prospectus supplement and the accompanying prospectus will not exceed $100,000,000 and 2,101,720 shares, respectively.

Name	Principal Amount of Debentures Beneficially Owned and Offered for Resale Under This Prospectus Supplement and the Accompanying Prospectus	Percentage of Outstanding Debentures Beneficially Owned and Offered for Resale Under This Prospectus Supplement and the Accompanying Prospectus	Shares of Common Stock Owned Prior to the Offering (1)	Percentage of Outstanding Common Stock Beneficially Owned Prior to the Offering (2)	Conversion Shares Being Offered for Resale Under This Prospectus Supplement and the Accompanying Prospectus (3)
Pioneer High Yield Fund	$37,600,000	37.6%	790,246	2.3%	790,246
Alta Partners Holdings LDC	$9,000,000	9.0%	358,796	1.1%	189,154
HSH Nordbank International S.A.	$7,500,000	7.5%	157,629	*	157,629
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$6,400,000	6.4%	195,130	*	134,510
Alta Partners Discount Convertible Arbitrage Holdings LTD	$4,000,000	4.0%	84,068	*	84,068
Highbridge International LLC	$3,500,000	3.5%	73,560	*	73,560
KBC Financial Products USA Inc.	$3,350,000	3.4%	286,296	*	70,407
Pioneer Obligacji Dolarowych Plus Fundusz Inwestycyjny Otwarty	$3,000,000	3.0%	63,051	*	63,051
Alexandra Global Master Fund Ltd.	$2,500,000	2.5%	52,543	*	52,543
GLG Market Neutral Fund	$2,500,000	2.5%	52,543	*	52,543
CIBC World Markets(4)	$2,400,000	2.4%	50,441	*	50,441
Argent Classic Convertible Arbitrage Fund L.P.	$2,300,000	2.3%	67,135	*	48,339

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Name	Principal Amount of Debentures Beneficially Owned and Offered for Resale Under This Prospectus Supplement and the Accompanying Prospectus	Percentage of Outstanding Debentures Beneficially Owned and Offered for Resale Under this Prospectus Supplement and the Accompanying Prospectus	Shares of Common Stock Owned Prior to the Offering (1)	Percentage of Outstanding Common Stock Beneficially Owned Prior to the Offering (2)	Conversion Shares Being Offered for Resale Under This Prospectus Supplement and the Accompanying Prospectus (3)
Pioneer U.S. High Yield Corp. Bond Sub Fund	$2,000,000	2.0%	42,034	*	42,034
BTOP Multi Strategy Master Portfolio Ltd.	$1,000,000	1.0%	21,017	*	21,017
Citigroup Global Markets Inc. (4)	$1,000,000	1.0%	21,017	*	21,017
CNH CA Master Account, L.P.	$1,000,000	1.0%	21,017	*	21,017
Xavex Convertible Arbitrage 10 Fund	$700,000	*	14,712	*	14,712
Argent Classic Convertible Arbitrage Fund II, L.P.	$600,000	*	18,875	*	12,610
Falcon Convertible Arbitrage Fund	$500,000	*	10,508	*	10,508
Merrill Lynch Global Selects Portfolio plc: North American High Yield Portfolio I (UCITS)	$400,000	*	8,406	*	8,406
Cooper Neff Convertible Strategies (Cayman) Master Fund, LP	$388,000	*	8,154	*	8,154
BNP Paribas Equity Strategies, SNC	$368,000	*	9,059	*	7,734
Singlehedge US Convertible Arbitrage Fund	$104,000	*	2,185	*	2,185
Goldman Sachs & Company	$100,000	*	2,101	*	2,101
Sturgeon Limited	$75,000	*	1,576	*	1,576
Lyxor/Convertible Arbitrage Fund Limited	$65,000	*	1,366	*	1,366
Any other holder of debentures or future transferee, pledgee, donee or successor of any holder (5)	$7,650,000	7.7%	160,781	*	160,781

Total	$100,000,000	100.0%	2,574,246	7.1%	2,101,720

*	Less than one percent of the debentures or common stock outstanding, as applicable.

(1)	Includes shares of common stock issuable upon conversion of the debentures, assuming a conversion rate of 21.0172 shares of common stock per $1,000 principal amount of debentures and a cash payment in lieu of any fractional share. The conversion rate is subject to adjustment as described under “Description of Debentures—Conversion Rights” in the accompanying prospectus. Numbers in this column do not add up to Total due to cash payments in lieu of fractional shares.

(2)	Calculated based on Rule 13d-3(d)(1)(i) under the Securities Exchange Act using 33,663,528 shares of common stock outstanding on December 7, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s debentures and other convertible securities of the Company. However, we did not assume the conversion of any other holder’s debentures or other convertible securities of the Company.

(3)	Consists of shares of common stock issuable upon conversion of the debentures, assuming a conversion rate of 21.0172 shares of common stock per $1,000 principal amount of debentures and a cash payment in lieu of any fractional share. The conversion rate is subject to adjustment as described under “Description of Debentures—Conversion Rights” in the accompanying prospectus. Numbers in this column do not add up to Total due to cash payments in lieu of fractional shares.

(4)	Indicates that the selling securityholder, or an affiliate of the selling securityholder, was an initial purchaser of the debentures.

(5)	We will identify additional selling securityholders, if any, by prospectus supplements or post-effective amendments before they offer or sell their securities.

Information concerning other selling securityholders will be set forth in prospectus supplements or post-effective amendments from time to time, if required. Information concerning the securityholders may change from

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time to time and any changed information will be set forth in prospectus supplements or post-effective amendments if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the debentures, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the debentures are convertible may increase or decrease.

The initial purchasers purchased all of the debentures from us in a private transaction in June 2003. All of the debentures were restricted securities under the Securities Act prior to this registration.

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